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Holland & Knight LLP
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RECEIVED

2008 FEB -6 A 6:15

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

February 5, 2008

08000579

BY HAND DELIVERY

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

PROCESSED
FEB 11 2008
THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck

Carla R. Speck
Legal Assistant

Enclosures

5103847_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Extraordinary Report dated January 8, 2008

2. Amended Shelf Registration Statement dated January 8, 2008

3. Amendment to Significant Shareholders' Report dated January 8, 2008

4. Report of Amendment to Extraordinary Report dated January 8, 2008

5. Amended Shelf Registration Statement dated January 8, 2008

6. Amendment to Significant Shareholders' Report dated January 16, 2008

7. Notification to verify the Semi-Annual Securities Report dated January 18, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Releases

	Date	Title
1)	01/08/2008 (01/08/2008)	Notice Regarding the Determination of Stock Options
2)	01/18/2008 (01/18/2008)	JT Forms Capital and Business Alliance with Fuji Foods

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Extraordinary Report dated January 8, 2008

   Extraordinary Report regarding changes of the significant subsidiaries of the Company, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Financial Instruments and Exchange Law and Art. 19-2-3 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Amended Shelf Registration Statement dated January 8, 2008

   Amended Shelf Registration Statement in which Extraordinary Report dated January 8, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

3. Amendment to Significant Shareholders' Report dated January 8, 2008

   Significant Shareholders' Report regarding the change in the Company's stake in shares of Katokichi Co., Ltd. submitted to Kanto Local Financial Bureau pursuant to Art. 27-25-1 of the Financial Instruments and Exchange Law. This report shows an increase of the Company's stake in Katokichi to 92.66% from 5.03%.

4. Report of Amendment to Extraordinary Report dated January 8, 2008

   Report of partial amendment to Extraordinary Report dated December 21, 2007, was filed with the Director of Kanto Local Finance Bureau.

5. Amended Shelf Registration Statement dated January 8, 2008

   Amended Shelf Registration Statement in which Report of Amendment to Extraordinary Report dated January 8, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

6. Amendment to Significant Shareholders' Report dated January 16, 2008

   Significant Shareholders' Report regarding the change in the JT Group's stake in shares of Katokichi Co., Ltd. submitted to Kanto Local Finance Bureau pursuant to Art. 27-25-1 of the Financial Instruments and Exchange Law. This report shows an increase of JT Group's stake in Katokichi to 93.98% from 92.66%.

7. Notification to verify the Semi-Annual Securities Report dated January 18, 2008

   Notification verifying the Semi-Annual Securities Report dated December 27, 2007 was filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, on January 18, 2008.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

RECEIVED
2008 FEB -6 A 5:15

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Notice Regarding the Determination of Stock Options

Tokyo, January 8, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the paid-in amount and other related items for stock acquisition rights to its Members of the Board and Executive Officers have been determined, subsequent to the announcement; "Notice regarding the Allotment of Stock Options" on December 21, 2007, as follows:

1. **Name of Stock Acquisition Rights:**

   Stock Acquisition Rights of Japan Tobacco Inc., 2007

2. **The Number of Stock Acquisition Rights**

   426
   (One share of common stock for each stock acquisition right)

3. **Paid-in Amount for Stock Acquisition Rights:**

   Per stock acquisition rights ¥581,269
   (Per share ¥581,269)

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Forms Capital and Business Alliance with Fuji Foods

Tokyo, January 18, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company has agreed to form a capital and business alliance with Fuji Foods Corporation (Fuji Foods). JT will acquire majority of the outstanding shares of Fuji Foods on April 1, 2008 and subsequently, Fuji Foods will be a consolidated subsidiary of JT.

Fuji Foods, which has six manufacturing facilities in Japan and overseas, invented Japan's first consommé soup cube in 1952. In addition, it developed soup powder for noodles and oyster sauce in 1958. The company is one of the leading seasoning manufacturers and achieved solid sales in commercial seasonings with its unique and strong product development capability to meet consumers' needs.

JT's seasoning business, that employs the slogan "Providing products that your loved ones want to eat," has been manufacturing and selling highly value-added seasonings including its core products "Vertex," which is derived from natural bread yeast, along with other various extracts from high quality ingredients with traceability such as kelp, bonito and pork.

This alliance allows both companies to utilize their management resources in the field of procurement of materials, manufacturing and sales of seasonings in a mutually complimentary manner and will contribute to enhance their seasoning business foundation. In addition, the companies can expect further growth through co-development of products and joint cultivation of markets. Maximizing on the synergies from the alliance, JT will position Fuji Foods as one of its core companies in the seasoning business aiming at enhancing its competitiveness as an integrated food manufacturer.

Company Information

Company Name:	Fuji Foods Corporation
Headquarters:	Mamedo-cho 94, Kohoku-ku, Yokohama, Kanagawa, Japan
Established:	August 1958
Capital:	¥37 million (as of March 31, 2007)
President:	Fumio Matsukura
Net Sales:	¥10.1 billion (for the fiscal year ended March 31, 2007)
Main Business:	Manufacturing and sales of soup, general seasonings and other foods products.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END